UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

ZOO ENTERTAINMENT, INC.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

98978F207
(CUSIP Number)

Ariza, LLC
575 Broadway, 5th Floor
New York, NY  10012
Attention:  Deborah Blasucci, Manager
(212) 941-2880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98978F207
1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

ARIZA, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (See Instructions)			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

		7	SOLE VOTING POWER
NUMBER
	OF		0
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY
	OWNED		376,010 (1)
	BY	9	SOLE DISPOSITIVE POWER
EACH
	REPORTING		0
	PERSON	10	SHARED DISPOSITIVE POWER
WITH
376,010 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

376,010 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.119% (1) (2)

14	TYPE OF REPORTING PERSON

OO

(1)	Includes 376,010 shares of common stock held directly by Ariza, LLC.
(2)
Based on 4,630,741 shares of common stock reported by the Issuer to be outstanding, as of June 9, 2010, as described in the Issuer’s Amendment No. 1 to Form S-1, filed with the Securities and Exchange Commission on June 17, 2010.

SCHEDULE 13D

CUSIP No. 98978F207

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BMP Media Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (See Instructions)			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

		7	SOLE VOTING POWER
NUMBER
	OF		0
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY
	OWNED		376,010 (1)
	BY	9	SOLE DISPOSITIVE POWER
EACH
	REPORTING		0
	PERSON	10	SHARED DISPOSITIVE POWER
WITH
376,010 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

376,010 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.119% (1) (2)

14	TYPE OF REPORTING PERSON

OO

(1)	Includes 376,010 shares of common stock held directly by Ariza, LLC.
(2)
Based on 4,630,741 shares of common stock reported by the Issuer to be outstanding, as of June 9, 2010, as described in the Issuer’s Amendment No. 1 to Form S-1, filed with the Securities and Exchange Commission on June 17, 2010.

SCHEDULE 13D

CUSIP No. 98978F207
---------------------------------------------------------------------

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Brant Publications, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (See Instructions)			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

		7	SOLE VOTING POWER
NUMBER
	OF		0
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY
	OWNED		376,010 (1)
	BY	9	SOLE DISPOSITIVE POWER
EACH
	REPORTING		0
	PERSON	10	SHARED DISPOSITIVE POWER
WITH
376,010 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

376,010 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.119% (1) (2)

14	TYPE OF REPORTING PERSON

CO

(1)	Includes 376,010 shares of common stock held directly by Ariza, LLC.
(2)
Based on 4,630,741 shares of common stock reported by the Issuer to be outstanding, as of June 9, 2010, as described in the Issuer’s Amendment No. 1 to Form S-1, filed with the Securities and Exchange Commission on June 17, 2010.

SCHEDULE 13D

CUSIP No. 98978F207
---------------------------------------------------------------------

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Peter M. Brant

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (See Instructions)			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

		7	SOLE VOTING POWER
NUMBER
	OF		3,531 (3)
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY
	OWNED		376,010 (4)
	BY	9	SOLE DISPOSITIVE POWER
EACH
	REPORTING		3,531 (3)
	PERSON	10	SHARED DISPOSITIVE POWER
WITH
376,010 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

379,541 (3) (4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1952% (3) (4) (5)

14	TYPE OF REPORTING PERSON

IN

(3)
Includes (i) 3,414 shares of common stock, (ii) options to purchase up to 54 shares of common stock for an exercise price of $1,548 per share and (iii) warrants to purchase up to 63 shares of common stock for an exercise price of $1,278 per share, each held directly by Mr. Brant.  Does not include (i) 317 shares of common stock, and (ii) warrants to purchase up to 80 shares of common stock for an exercise price of $1,278 per share held by The Bear Island Paper Company LLC Thrift Plan – Aggressive Growth Fund, of which Mr. Brant is the economic beneficiary and one of the three trustees.

(4)	Includes 376,010 shares of common stock held directly by Ariza, LLC.
(5)
Based on 4,630,741 shares of common stock reported by the Issuer to be outstanding, as of Jun3 9, 2010, as described in the Issuer’s Amendment No. 1 to Form S-1, filed with the Securities and Exchange Commission on June 17, 2010.

Explanatory Note:

On September 12, 2008, the Issuer merged with Zoo Games (formerly known as Green Screen Interactive Software, Inc.).  Upon the closing of the merger, Mr. Peter M. Brant held 5.58% of the Issuer’s common stock which included 2,048,127 shares of common stock of the Issuer, options to purchase up to 32,258 shares of common stock of the Issuer for an exercise price of $2.58 per share, and warrants to purchase up to 37,246 shares of common stock of the Issuer for an exercise price of $2.13 per share.  Mr. Brant inadvertently failed to file a Schedule 13D after the closing of the merger to reflect his 5.58% ownership in the Issuer.

In November 2009, the Issuer entered into a Securities Purchase Agreement with certain investors identified therein, including Ariza, LLC (“Ariza”) for the issuance of shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, which were required to be automatically converted to common stock upon the filing of an amendment to the Issuer’s Certificate of Incorporation to increase the number of authorized shares of common stock to 3,500,000,000.  On March 10, 2010, such an amendment was filed and the shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock were automatically converted into common stock.  As a result of such automatic conversion, the foregoing shares held by Mr. Brant represented .0762% of the Issuer’s common stock.

In November 2009, Ariza purchased from the Issuer, 225,606 shares of the Issuer’s Series A Convertible Preferred Stock which converted into 225,606,000 shares of common stock of the Issuer on March 10, 2010.  As a result of the Issuer’s 600 for 1 stock split effected on May 10, 2010, those shares were converted into 376,010 shares of common stock of the Issuer, as described in this Schedule 13D.

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of Zoo Entertainment, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3805 Edwards Road, Suite 400, Cincinnati, OH  45209.

Item 2. Identity and Background

(a-c, f)  This Schedule 13D is being filed by Ariza, BMP Media Holdings, LLC (“BMP”), Brant Publications, Inc. (“BPI”) and Peter M. Brant.  Each of Ariza, BMP, BPI and Mr. Brant may be referred to herein as a “Reporting Person” and collectively may be referred to as “Reporting Persons.”

Peter M. Brant is a United States citizen, an entrepreneur, one of the three managers of BMP, and the sole stockholder of BPI.  His principal business address is 80 Field Point Road, Greenwich, CT  06830.  The principal business address of each of Ariza, BMP and BPI is 575 Broadway, 5th floor, New York, NY  10012.  Each of Ariza and BMP is a Delaware limited liability company.  BPI is a Delaware corporation.

(d)   Mr. Peter M. Brant has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On November 20, 2009, Ariza purchased from the Issuer an aggregate of 225,606 shares of Series A Convertible Preferred Stock of the Issuer for an aggregate purchase price of $564,000, consisting of working capital, pursuant to a Securities Purchase Agreement.  Those shares were subsequently converted into 225,606,000 shares of Common Stock.  On May 10, 2010, the Issuer completed a 600 for 1 stock split, resulting in 376,010 shares of Common Stock being held directly by Ariza.

Item 4. Purpose of Transaction

On November 20, 2009, Ariza purchased from the Issuer an aggregate of 225,606 shares of Series A Convertible Preferred Stock of the Issuer for an aggregate purchase price of $564,000, consisting of working capital, pursuant to a Securities Purchase Agreement.  Those shares were subsequently converted into 225,606,000 shares of Common Stock.  On May 10, 2010, the Issuer completed a 600 for 1 stock split, converting Ariza’s 225,606,000 shares of Common Stock into 376,010 shares of Common Stock.

The Reporting Persons have no current plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.  The Reporting Persons intend to continuously assess the Issuer’s business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer’s securities.  Depending on such assessments, the Reporting Persons may, from time to time, acquire shares of Common Stock or may determine to sell or otherwise dispose of all or some of their holdings of shares of Common Stock.

Item 5. Interest in Securities of the Issuer

(a,b)  Based on 4,630,741 shares of Common Stock reported by the Issuer to be issued and outstanding as of June 9, 2010 in the Issuer’s Amendment No. 1 to Form S-1, as filed with the Securities and Exchange Commission on June 17, 2010, Ariza may be deemed to be the beneficial owner of 376,010 shares of Common Stock held directly by Ariza, constituting 8.119% of the Issuer’s Common Stock.  Ariza has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 376,010 shares of Common Stock.

(a,b) Based on 4,630,741 shares of Common Stock reported by the Issuer to be issued and outstanding as of June 9, 2010 in the Issuer’s Amendment No. 1 to Form S-1, as filed with the Securities and Exchange Commission on June 17, 2010, BMP may be deemed to be the beneficial owner of 376,010 shares of Common Stock held directly by Ariza, constituting 8.119% of the Issuer’s Common Stock.  BMP is the sole member and sole manager of Ariza.  BMP has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 376,010 shares of Common Stock.

(a,b) Based on 4,630,741 shares of Common Stock reported by the Issuer to be issued and outstanding as of June 9, 2010 in the Issuer’s Amendment No. 1 to Form S-1, as filed with the Securities and Exchange Commission on June 17, 2010, BPI may be deemed to be the beneficial owner of 376,010 shares of Common Stock held directly by Ariza, constituting 8.119% of the Issuer’s Common Stock.  BMP is the sole member and sole manager of Ariza.  BPI holds a 75% membership interest in BMP.  BMP is managed by a three person management board which is elected by the members holding greater than a majority of its outstanding membership interests.  The 25% holder must consent to the disposition of assets of BMP or any subsidiary (including the Common Stock held by Ariza).  BPI has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 376,010 shares of Common Stock.

(a,b) Based on 4,630,741 shares of Common Stock reported by the Issuer to be issued and outstanding as of June 9, 2010 in the Issuer’s Amendment No. 1 to Form S-1, as filed with the Securities and Exchange Commission on June 17, 2010, Mr. Peter M. Brant may be deemed to be the beneficial owner of 379,658 shares of Common Stock, constituting 8.1952% of the Issuer’s Common Stock, which includes:  (i) the 376,010 shares of Common Stock held directly by Ariza, (ii) 3,531 shares of Common Stock held directly by Mr. Brant, (iii) options to purchase up to 54 shares of Common Stock for a purchase price of $1,548 per share held directly by Mr. Brant, and (iv) warrants to purchase up to 63 shares of Common Stock for a purchase price of $1,278 per share held directly by Mr. Brant.  It does not include 317 shares of Common Stock and warrants to purchase up to 80 shares of Common Stock for an exercise price of $1,278 per share held by The Bear Island Paper Company LLC Thrift Plan – Aggressive Growth Fund, of which Mr. Brant is the economic beneficiary and one of the three trustees.  BMP is the sole member and sole manager of Ariza.  BPI holds a 75% membership interest in BMP.  Mr. Brant is the sole stockholder of BPI.  BMP is managed by a three person management board which is elected by the members holding greater than a majority of its outstanding membership interests.  The 25% holder must consent to the disposition of assets of BMP or any subsidiary (including the Common Stock held by Ariza).  Mr. Brant has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of 3,531 shares of Common Stock.  Mr. Brant has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 376,010 shares of Common Stock.

(c) On March 10, 2010, all of the shares of Series A Convertible Preferred  Stock and Series B Convertible Preferred Stock of the Issuer were automatically converted to Common Stock.  On May 10, 2010, the Issuer effected a 600 for 1 stock split of its Common Stock.

(d) Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 20, 2009, the Issuer entered into a Securities Purchase Agreement with, among others, Ariza, LLC, pursuant to which the Issuer agreed to sell to certain investors in a private offering an aggregate of up to 2,000,000 shares of Series A Convertible Preferred Stock (the “Preferred Shares”) at a price per share equal to $2.50, for gross proceeds of up to $5,000,000 (the “November Financing”).  On November 20, 2009, the Issuer sold 225,606 Preferred Shares to Ariza for gross proceeds of $564,000.  The Preferred Shares sold to Ariza were issued on the same terms and conditions as the Preferred Shares sold to the other investors in the November Financing.  The Preferred Shares automatically converted into shares of Common Stock on March 10, 2010.

Item 7. Material to Be Filed as Exhibits

Exhibit A Joint Filing Agreement, dated as of June 24, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 2010	ARIZA, LLC

	By:	/s/ Deborah Blasucci
Deborah Blasucci, Manager

June 24, 2010	BMP MEDIA HOLDINGS, LLC

	By:	/s/ Deborah Blasucci
Deborah Blasucci, Manager

June 24, 2010	BRANT PUBLICATIONS, INC.

	By:	/s/ Deborah Blasucci
Deborah Blasucci, Vice President

June 24, 2010	/s/ Peter M. Brant
Peter M. Brant

Exhibit A

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

June 24, 2010	ARIZA, LLC

	By:	/s/ Deborah Blasucci
Deborah Blasucci, Manager

June 24, 2010	BMP MEDIA HOLDINGS, LLC

	By:	/s/ Deborah Blasucci
Deborah Blasucci, Manager

June 24, 2010	BRANT PUBLICATIONS, INC.

	By:	/s/ Deborah Blasucci
Deborah Blasucci, Vice President

June 24, 2010	/s/ Peter M. Brant
Peter M. Brant